Exhibit 23

Independent Auditors' Consent

The Board of Directors and Shareholders
Franklin Covey Co.:

We consent to the incorporation by reference in registration statements (Nos. 333-38172, 333-34498, 333-89541, 033-73624, and 033-51314) of our reports dated November 19, 2002 with respect to the consolidated balance sheets of Franklin Covey Co. as of August 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three year period ended August 31, 2002, and the related financial statement schedule, which reports appear in the Annual Report on Form 10-K of Franklin Covey Co. for the year ended August 31, 2002.

/s/ KPMG LLP

Salt Lake City, Utah
November 25, 2002